UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2021

RESHAPE LIFESCIENCES INC.

(Exact name of registrant as specified in its charter)

Delaware	1-33818	48-1293684
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1001 Calle Amanecer
San Clemente, CA	92673
(Address of principal executive offices)	(Zip Code)

(949) 429-6680

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

⌧ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

◻ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

◻ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

◻ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	RSLS	OTCQB Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ◻

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Item 1.01         Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 19, 2021, ReShape Lifesciences Inc. (“ReShape”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Obalon Therapeutics, Inc., a Delaware corporation (“Obalon”), and Optimus Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Obalon (“Merger Sub”), pursuant to which Merger Sub will merge with and into ReShape, with ReShape as the surviving corporation and a wholly-owned subsidiary of Obalon (the “Merger”). As a result of the Merger, Obalon will be renamed “ReShape Lifesciences Inc.”

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of ReShape common stock and series B convertible preferred stock will be converted into the right to receive shares of common stock of Obalon (“Obalon Shares”) based on the exchange ratio set forth in the Merger Agreement. Upon completion of the Merger, ReShape stockholders will own approximately 51% of the combined company’s outstanding common stock and Obalon stockholders will own approximately 49%, subject to the terms of the Merger Agreement. Obalon will, at the effective time of the Merger, assume the outstanding warrants and series C convertible preferred stock of ReShape, subject to the terms of the Merger Agreement. All outstanding stock options of ReShape will be cancelled and terminated at the effective time of the Merger without any right to receive any consideration. No fractional shares will be issued in connection with the Merger and Obalon will pay cash in lieu of any such fractional shares. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of ReShape and Obalon and the NASDAQ Stock Market’s approval of (i) the Listing of Additional Shares Notice covering the Obalon Shares to be issued in the Merger and (ii) the continued listing of the combined company following completion of the Merger ((i) and (ii) together, the “NASDAQ Approvals”). Pursuant to the Merger Agreement, ReShape has agreed to exercise its reasonable best efforts to take all necessary steps to obtain the NASDAQ Approvals following the execution of the Merger Agreement, which may include procuring additional equity or debt investments, financings or other capital raising efforts. The Merger Agreement contains specified termination rights for both ReShape and Obalon. If Obalon terminates the Merger Agreement as a result of ReShape’s breach of its covenant to use its reasonable best efforts to obtain the NASDAQ Approvals, or if either party terminates the Merger Agreement because the NASDAQ Approvals have not been obtained within 30 days following the later of the Obalon Stockholders’ Meeting and the ReShape Stockholders’ Meeting, then ReShape will be required to pay Obalon a $1.0 million termination fee, which amount has been deposited with a third-party escrow agent.

At the effective time of the Merger, the Board of Directors of the combined company is expected to consist of the five current members of the Board of Directors of ReShape and the executive officers of the combined company will be the current executive officers of ReShape.

In addition, under the terms of the Merger Agreement, Obalon has agreed to file with NASDAQ a Listing of Additional Shares Notice covering the Obalon shares to be issued in connection with the Merger on the NASDAQ Stock Market and to seek approval of NASDAQ to change its name to ReShape Lifesciences Inc. and its trading symbol for its shares of common stock to “RSLS” upon the effective time of the Merger.

The Merger Agreement contains customary representations, warranties and covenants by ReShape and Obalon. ReShape and Obalon have agreed, among other things, subject to certain exceptions, not to (1) directly or indirectly initiate, seek, or solicit, or knowingly encourage or facilitate any offer or alternative proposal for specified alternative transactions, or (2) participate or engage in discussions or negotiations regarding such an offer or proposal with, or furnish any nonpublic information regarding such an offer or proposal to, any person that has made or, to ReShape’s or Obalon’s knowledge, is considering making such an offer or proposal, (3) terminate, amend, modify, or waive any standstill or similar obligation (subject to certain conditions), or (4) enter into any agreement with respect to an alternative proposal. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, their commercially reasonable efforts to cause the Merger to be consummated as promptly as practicable. Subject to certain exceptions, the Merger Agreement also requires each of ReShape and Obalon to call and hold stockholders’ meetings and requires the board of directors of each of ReShape and Obalon to recommend approval of the Merger.

The summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about ReShape or Obalon without consideration of the entirety of public disclosure by ReShape and Obalon as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. The representations and warranties set forth in the Merger Agreement may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Obalon’s or ReShape’s SEC filings. ReShape and Obalon will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The foregoing summary of the Merger Agreement is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Voting and Support Agreements

On January 19, 2021, following the execution of the Merger Agreement, ReShape entered into a voting and support agreement (the “Voting and Support Agreement”) with each of Domain Partners VII, L.P. and DP VII Associates, L.P., InterWest Partners X, L.P., Sabby Volatility Warrant Master Fund, Okapi Ventures, L.P. and Okapi Ventures II, L.P., Armistice Capital Master Fund Ltd. (in its capacity as a stockholder of Obalon), and Andrew Rasdal, the President and Chief Executive Officer of Obalon, through his family trust, pursuant to which, among other things and subject to the terms and conditions therein, such stockholders agreed to vote all shares of capital stock of Obalon that they beneficially own, representing approximately 24.3% of the total current outstanding voting power of Obalon, in favor of, among other things, (a) the issuance of the Obalon shares in connection with the Merger, and (b) the authorization of the Obalon board of directors to amend Obalon’s certificate of incorporation to effect a reverse stock split of Obalon’s common stock at a ratio to be determined by the Obalon board of directors with the consent of ReShape.

The foregoing summary of the Voting and Support Agreement is subject to, and qualified in its entirety by, the full text of the form of Voting and Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

On January 19, 2021, following the execution of the Merger Agreement, Obalon entered into a voting and support agreement with Armistice Capital Master Fund Ltd. (“Armistice”) (in its capacity as a stockholder of ReShape), pursuant to which, among other things and subject to the terms and conditions therein, Armistice agreed to vote all shares of capital stock of ReShape that it beneficially owns, representing approximately 86.4% of the total current outstanding voting power of ReShape, in favor of, among other things, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

Credit Facility Agreement

On January 19, 2021, concurrently with the execution of the Merger Agreement, ReShape entered into a Credit Facility Agreement (“Credit Facility Agreement”) with Armistice, which is ReShape’s existing secured lender and majority stockholder, pursuant to which Armistice agreed to provide ReShape with a $15,000,000 line of credit that ReShape may access from time to time until December 31, 2022. ReShape has not drawn down any amounts under the Credit Facility Agreement, but any advances will bear interest at a rate per annum equal to the LIBOR rate plus 2.5%. Any advances under the Credit Facility Agreement would be subject to the Guarantee and Collateral Agreement between ReShape and Armistice dated March 25, 2020.

Under the terms of the Credit Facility Agreement, Armistice agrees that the transactions contemplated by the Merger Agreement will not be deemed an “Event of Default” under the Credit Agreement (as defined below) and agrees to waive its right to require ReShape to purchase any outstanding warrants to purchase capital stock of ReShape held by Armistice that may be triggered by the completion of the transactions contemplated by the Merger Agreement, including to the extent the Merger may be considered a “Fundamental Transaction” under the terms of such warrants.

The foregoing summary of the Credit Facility Agreement is subject to, and qualified in its entirety by, the full text of the Credit Facility Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated by reference herein.

Waiver of Bigger Capital Fund LP and District 2 Capital Fund, LP

On January 19, 2021, concurrently with the execution of the Merger Agreement, Bigger Capital Fund LP and District 2 Capital Fund, LP each waived its right to require ReShape to purchase any outstanding warrants to purchase capital stock of ReShape held by Bigger Capital Fund LP and District 2 Capital Fund, LP that may be triggered by the completion of the transactions contemplated by the Merger Agreement, including to the extent the Merger may be considered a “Fundamental Transaction” under the terms of such warrants.

Amendment to Credit Agreement

On January 19, 2021, concurrently with the execution of the Merger Agreement, ReShape and Armistice entered into a fourth amendment (the “Credit Agreement Amendment”) to the Credit Agreement, dated March 25, 2020 (as amended, the “Credit Agreement”), pursuant to which ReShape borrowed an additional $1.0 million, which amount was used to fund the $1.0 escrow fund securing the termination fee under the Merger Agreement described above. As an inducement to Armistice to enter into the amendment and make the additional loan contemplated thereby, ReShape issued to Armistice a warrant to purchase an aggregate of 1,000,000 shares of ReShape’s common stock, with an exercise price per share equal to $3.50. The warrant was issued in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

The foregoing summary of the Credit Agreement Amendment is subject to, and qualified in its entirety by, the full text of the Credit Agreement Amendment, a copy of which is attached hereto as Exhibit 10.3 and is incorporated by reference herein.

Item 2.03         Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information disclosed under the headings “Credit Facility Agreement” and “Amendment to Credit Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 3.02         Unregistered Sales of Equity Securities.

The information disclosed under the heading “Amendment to Credit Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Important Additional Information and Where to Find It

In connection with the proposed merger, Obalon plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of ReShape and Obalon that also constitutes a prospectus of Obalon. ReShape and Obalon will make the joint proxy statement/prospectus available to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by ReShape and Obalon with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from ReShape and Obalon. Requests for copies of the joint proxy statement/prospectus and other documents filed by ReShape with the SEC may be made by sending a written request to ReShape at 1001 Calle Amanecer, San Clemente, California 92673, Attention: Chief Financial Officer or to Obalon at 5421 Avenida Encinas, Suite F, Carlsbad, California 92008, Attention: Legal.

Participants in the Solicitation

ReShape, Obalon, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from ReShape’s and Obalon’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of ReShape is set forth in ReShape’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on April 30, 2020 and its Form 3s and 4s filed on behalf of its directors and officers. Information regarding Obalon’s directors and executive officers is contained in Obalon’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2020, which were filed with the SEC on February 27, 2020 and April 29, 2020, respectively, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 7, 2020. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of ReShape and Obalon may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of ReShape and Obalon stockholders will be included in the joint proxy statement/prospectus.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to ReShape’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” All statements, other than statements of historical facts, included in or incorporated by reference into this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed merger; the combined company’s listing on the NASDAQ Stock Market after closing of the proposed merger; statements relating to procuring additional equity or debt investments, financings or other capital raising efforts; expectations regarding the capitalization, resources and ownership structure of the combined company; the executive and board structure of the combined company; and expectations regarding voting by ReShape’s and Obalon’s stockholders. ReShape and/or Obalon may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by ReShape and Obalon. ReShape and Obalon each disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Item 9.01         Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 19, 2021, by and among Obalon Therapeutics, Inc., Optimus Merger Sub, Inc., and ReShape Lifesciences Inc.*
10.1	Form of Voting and Support Agreement by and among ReShape Lifesciences Inc. and certain stockholders of Obalon Therapeutics, Inc.
10.2	Credit Facility Agreement, dated as of January 19, 2021, by and between ReShape Lifesciences Inc. and Armistice Capital Master Fund Ltd.
10.3	Fourth Amendment to Credit Agreement, dated January 19, 2021, by and between ReShape Lifesciences Inc. and Armistice Capital Master Fund Ltd.

*     The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. ReShape will furnish copies of any such schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESHAPE LIFESCIENCES INC.

	By:	/s/ Barton P. Bandy
Barton P. Bandy
President and Chief Executive Officer

Dated: January 20, 2021